SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645204

(CUSIP Number)

Trung T. Doan

SemiLEDs Corporation

3F, No.11 Ke Jung Rd., Chu-Nan Site,

Hsinchu Science Park, Chu-Nan 350,

Miao-Li County, Taiwan, R.O.C.

+886-37-586788

With a copy to:

Brett Cooper, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

415-773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Trung T. Doan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
1,275,999 (a)

	8	SHARED VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY
OWNED BY EACH
SOLE DISPOSITIVE POWER
REPORTING PERSON	9

WITH		1,275,999 (a)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,275,999

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE			☐
12	INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.89%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_____________________________________

((a) Includes 127,141 shares common stock, par value $0.0000056 per share (the “Common Stock”) of SemiLEDs Corporation, a Delaware corporation (the “Issuer”) owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee.

(b) Based on the sum of (i) 4,969,032 shares of Common Stock outstanding as of January 2, 2024 reported on the most recently filed periodic report on Form 10-Q of the Issuer for the quarter ended November 30, 2023; plus (ii) 629,921 shares received by the Reporting Person upon partial repayment of that certain secured loan agreement described under Item 4 hereof on February 9, 2024, and (iii) 1,533,471 [1] shares received by the Reporting Person and another stockholder of the Issuer concurrently with the issuance to the Reporting Person in January 2024.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013 (as amended and supplemented from time to time, this “Schedule 13D”) is being filed by Trung T. Doan (the “Reporting Person”) pursuant to Section 13(d) of the Exchange Act and Rule 13d-2(a) thereunder, with respect to the shares of Common Stock of the Issuer.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment No. 3. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

On January 8, 2019, the Issuer entered into a secured loan agreement with the Reporting Person, with an aggregate amount of $1.7 million and an annual interest rate of 8% (the “Loan Agreement”). On February 9, 2024, the Issuer and the Reporting Person entered into the Fifth Amendment to the Loan Agreement (the “Amended Loan Agreement”). The Amended Loan Agreement, upon the mutual agreement of the Issuer and Reporting Person, permits the Issuer to repay any principal amount or accrued interest, in an amount not to exceed $800,000, by issuing shares of Common Stock to the Reporting Person as partial repayment of the Amended Loan Agreement at a price per share equal to the closing price of the Issuer’s Common Stock immediately preceding the business day of the payment notice date.

On February 9, 2024, the Issuer delivered a payment notice indicating its intent to prepay $800,000 of accrued interest by delivering 629,921 shares of Common Stock to the Reporting Person, based on the closing price of $1.27 per share on February 8, 2024.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

The Reporting Person entered into the Amended Loan Agreement with the Issuer as reported herein solely for investment purposes and to increase the Issuer’s stockholders equity by accepting equity in partial cancellation of the Amended Loan Agreement balance.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

On January 8, 2019, the Issuer entered into the Loan Agreement with the Reporting Person, with an aggregate amount of $1.7 million and an annual interest rate of 8%. On February 9, 2024, the Issuer and the Reporting Person entered into the Amended Loan Agreement. The Amended Loan Agreement, upon the mutual agreement of the Issuer and Reporting Person, permits the Issuer to repay any principal amount or accrued interest, in an amount not to exceed $800,000, by issuing shares of Common Stock to the Reporting Person as partial repayment of the Amended Loan Agreement at a price per share equal to the closing price of the Issuer’s Common Stock immediately preceding the business day of the payment notice date.

On February 9, 2024, the Issuer delivered a payment notice indicating its intent to prepay $800,000 of accrued interest by delivering 629,921 shares of Common Stock to the Reporting Person, based on the closing price of $1.27 per share on February 8, 2024.

The foregoing description of the Amended Loan Agreement is qualified in its entirety by reference to the Loan Agreement, as amended, which is filed as Exhibits 1.1 and 1.2 hereto and incorporated by reference into this Item 4.

Except as described in this Item 4, the Reporting Person does not have, as of the date of this Amendment No. 3 to Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to accept equity of the Issuer in lieu of cash repayments under the Amended Loan Agreementor sell or purchase the Issuer’s Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns the following amount of the Issuer’s Common Stock:

(i)	Trung T. Doan: 1,275,999 shares (17.89%), including 127,141 shares by The Trung Doan 2010 GRAT (the “GRAT”).

(b)	The Reporting Person has sole power to vote the following amount of the Issuer’s Common Stock:

(i)	Trung T. Doan: 1,275,999 shares (17.89%), including 127,141 shares by the GRAT.

The Reporting Person has sole power to direct the disposition of the following amount of the Issuer’s Common Stock:

(i)	Trung T. Doan: 1,275,999 shares (17.89%), including 127,141 shares by the GRAT.

The Reporting Person has shared power to vote the disposition of the following amount of the Issuer’s Common Stock:

(i)	Trung T. Doan: 0 (0%)

The Reporting Person has shared power to direct the disposition of the following amount of the Issuer’s Common Stock:

(i)	Trung T. Doan: 0 (0%)

(c)

 The Reporting Person has engaged in transactions in the Issuer’s Common Stock in the past 60 days as follows: See Item 4 above.

In addition, on January 5, 2024, the Reporting Person converted the total principal and interest on a convertible promissory note ($233,319) to 178,106 shares of Common Stock of the Issuer at a price of $1.31 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person hereby references the disclosures contained in Item 4 of this Schedule 13D regarding the Amended Loan Agreement and the Reporting Person’s repayment thereunder.

Item 7. Materials to be Filed as Exhibits

[1]This is the sum of the shares issued in the last set of transactions

Exhibit Number	Description
1.1	Loan Agreement, dated January 8, 2019, between SemiLEDs Corporation and Trung Doan.

1.2	Fifth Amendment to Loan Agreement, dated February 9, 2024, between SemiLEDs Corporation and Trung Doan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2024

/s/ Trung T. Doan
TRUNG T. DOAN